UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013
Commission file number 0-24762

FIRSTSERVICE CORPORATION
(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [  ]                                                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]                                                      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: August 1, 2013	/s/ John B. Friedrichsen
Name: John B. Friedrichsen Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim consolidated financial statements and management’s discussion & analysis for the three and six month periods ended June 30, 2013.